UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CALIFORNIA COASTAL COMMUNITIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

129915203

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 129915203	13D	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 789,442
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 789,442
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 789,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 10,161,462 shares of Common Stock outstanding, as reported by the Issuer (as defined below) in its Schedule 14A, filed with the Securities and Exchange Commission on April 18, 2006.

CUSIP No. 129915203	13D	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 789,442
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 789,442
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 789,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 129915203	13D	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 798,130
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 798,130
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 129915203	13D	Page 5 of 11 pages

Item 1. Security and Issuer.

This statement relates to shares of Common Stock, par value $0.05 per share (the “Shares”), of California Coastal Communities, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6 Executive Circle, Suite 250, Irvine, CA 92614.

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Silvercrest Real Estate Fund (International), a class of the Silvercrest Master Series Trust, a Cayman Islands unit trust; Silvercrest Real Estate Fund, a class of the Silvercrest Master Series Trust, a Cayman Islands unit trust; Mercury Real Estate Securities Fund LP, a Delaware limited partnership; Mercury Real Estate Securities Offshore Fund, Ltd., a British Virgin Island company; Silvercreek SAV LLC, a Delaware limited liability company; Mercury Targeted Securities Fund LP, a Delaware limited partnership; and Panther Partners LLC, a Delaware limited liability company (collectively, the “Funds”). The Shares to which this Schedule 13D relates are owned directly by the Funds and Mr. MacLean. Messrs. Jarvis and MacLean are the managing members of Advisors.

(b) The business address of each of the Reporting Persons is c/o Mercury Real Estate Advisors LLC, 100 Field Point Road, Greenwich, CT 06830.

(c) The principal business of Advisors is providing investment management services to the Funds. The principal occupation of each of Messrs. Jarvis and MacLean is serving as a managing member of Advisors.

(d) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Advisors is a Delaware limited liability company. Each of Messrs. Jarvis and MacLean is a United States citizen.

CUSIP No. 129915203	13D	Page 6 of 11 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $14,545,462.93. Each of the Funds and Mr. MacLean used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons have previously filed a Schedule 13G on September 22, 2003, as amended on February 12, 2004, February 7, 2005 and February 14, 2006, to report the acquisition of the Shares. On April 26, 2006 and contemporaneous with the filing of this Schedule 13D, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “Letter”). A copy of the Letter is attached hereto as Exhibit A and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in the first paragraph of this Item 4 of Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercreek SAV LLC, Mercury Targeted Securities Fund LP, Panther Partners LLC and Mr. MacLean owned directly 153,000, 265, 98,016, 17,613, 25,053, 48,387, 42,870, 378,338, 25,900 and 8,688 Shares, respectively, representing approximately 1.5%, 0.01%, 0.1%, 0.2%, 0.3%, 0.5%, 0.4%, 3.7%, 0.3% and 0.1%, respectively, of the shares of Common Stock, par value $1.00 of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 789,442 Shares, constituting 7.8% of the 10,161,462 shares of Common Stock, par value $0.05, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 789,442 Shares, constituting 7.8% of the 10,161,462 shares of Common Stock, par value $0.05, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors with respect to Shares held by the Funds and individually with respect to Shares held by him directly, may be deemed to be the beneficial owner of 798,130 Shares, constituting 7.9% of the 10,161,462 shares of Common Stock, par value $0.05, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit B attached hereto and is incorporated herein by reference.

(d) Not applicable.

CUSIP No. 129915203	13D	Page 7 of 11 pages

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Each of the Funds from time to time may enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the Shares. These arrangements do not and will not give the Reporting Persons voting or investment control over the Shares to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Shares.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of California Coastal Communities, Inc., dated April 26, 2006.

Exhibit B	Schedule of Transactions.

Exhibit C	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Filed with the Schedule 13G on September 22, 2003.

CUSIP No. 129915203	13D	Page 8 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: April 26, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 129915203	13D	Page 9 of 11 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of California Coastal Communities, Inc., dated April 26, 2006.

Exhibit B	Schedule of Transactions.

Exhibit C	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Filed with the Schedule 13G on September 22, 2003.

CUSIP No. 129915203	13D	Page 10 of 11 pages

Exhibit A

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

April 26, 2006

Board of Directors

California Coastal Communities, Inc.

6 Executive Circle, Suite 250

Irvine, CA 92614

Gentlemen:

As you are all aware, we are one of the largest shareholders of California Coastal Communities, Inc. (“CALC” or the “Company”). We have been long term holders of the Company’s common stock, having purchased our first shares in June 2003. We since that time have also been unqualifiedly supportive of both management and the Board of Directors. Moreover, we believe management and the Board of Directors have done an excellent job of steering the Company through the lengthy and tortuous entitlement process for the Brightwater development at the Bolsa Chica site. With that critical development entitlement approval now in hand, however, we believe the Company is making a serious mistake in strategy. The Company should immediately enter into a public formal auction process to sell or liquidate, rather than build out the Brightwater project itself.

The asset representing the overwhelming portion of the Company’s value currently is, and has always been, the unique and immensely valuable Bolsa Chica site. With 105 irreplaceable acres overlooking the Pacific Ocean in Huntington Beach, the worth of the site is extraordinary. The land acquired in 2003 in Oxnard is also very special and valuable. The Company, however, has also recently expanded its commoditized homebuilding business in Riverside and San Bernardino Counties. The latter business dilutes the uniqueness of Bolsa Chica and perpetuates an expensive corporate existence that is destroying shareholder value.

While we are not privy to all corporate strategic actions, by piecing together the Company’s Form 10-K and other information, it appears as though the Company has made a weak, half-hearted effort at determining potential third party interest in buying the Company. Now it appears, through putting in place an expanded stock options program and by paying million dollar bonuses to executives, that self-interest and the personal desire to take four years or longer to build out the Brightwater project itself have replaced the far more compelling logic of simply selling the Company and allowing a larger real estate homebuilder to complete the development.

Over the past five years we have spent a countless amount of time and effort to exhaustively value both the Bolsa Chica site and the Company. Based on current market costs and values, as well as public information provided by the Company, it is clear that CALC’s assets are worth a significant premium to the current stock price. We urge the Board of Directors to do the right thing for shareholders and immediately commence a formal, public auction for the sale of the Company. Shareholders want to be rewarded for their patience and support of management to date, as well as the current significant value created within the Company. Shareholders do not want to be, and should not be, subject to the four or five years of substantial execution risk, interest rate risk and real estate market risk inherent in management’s strategy to build out Brightwater itself. Nor are we interested in turning the Company into another generic, low-multiple California homebuilder.

We look forward to discussing these critical judgments with the Board of Directors immediately.

Sincerely,

MERCURY REAL ESTATE ADVISORS LLC

/s/ David R. Jarvis David R. Jarvis	/s/ Malcolm F. MacLean IV Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 129915203	13D	Page 11 of 11 pages

Exhibit B

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/23/2006	(1,090.00)	36.878
03/24/2006	(3,044.00)	36.907
03/27/2006	(4,182.00)	36.779
03/27/2006	(4,049.00)	36.679
03/27/2006	(4,836.00)	36.679

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
04/03/2006	(326.00)	36.9904

Silvercrest Real Estate Fund (International)

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/23/2006	(853.00)	36.8777
03/24/2006	(2,382.00)	36.9067
03/27/2006	(3,274.00)	36.7793
03/27/2006	(3,170.00)	36.6789
03/27/2006	(5,413.00)	36.6789
03/28/2006	(10,313.00)	36.8345
03/29/2006	(5,745.00)	36.6885
04/03/2006	(1,625.00)	36.8989
04/04/2006	(1,354.00)	36.7489
04/05/2006	(2,707.00)	36.8127
04/06/2006	(400.00)	36.7489
04/10/2006	(7,200.00)	36.6529
04/12/2006	(5,200.00)	36.4883
04/13/2006	(2,400.00)	36.4525

Silvercrest Real Estate Fund

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/23/2006	(156.00)	36.8776
03/24/2006	(436.00)	36.9067
03/27/2006	(599.00)	36.7793
03/27/2006	(581.00)	36.6789
03/27/2006	(990.00)	36.6789
03/28/2006	(1,884.00)	36.8345
03/29/2006	(1,046.00)	36.6885
04/03/2006	(385.00)	36.8989
04/04/2006	(321.00)	36.7488
04/05/2006	(643.00)	36.8127
04/06/2006	(100.00)	36.7488
04/10/2006	(1,300.00)	36.6529
04/12/2006	(1,000.00)	36.4883
04/13/2006	(500.00)	36.4525

Mercury Real Estate Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
04/06/2006	(76.00)	36.7488

Mercury Real Estate Securities Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/20/2006	194.00	37.7100
03/24/2006	2,000.00	36.9627
04/06/2006	(200.00)	36.7489

Silvercreek SAV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/23/2006	(352.00)	36.87767
03/24/2006	(982.00)	36.90666
03/27/2006	(1,350.00)	36.77927
03/27/2006	(1,306.00)	36.67887
03/27/2006	(2,234.00)	36.67887
03/28/2006	(4,256.00)	36.83447
03/29/2006	(2,374.00)	36.68847
04/03/2006	(139.00)	36.99043
04/03/2006	(719.00)	36.89886
04/04/2006	(599.00)	36.74886
04/05/2006	(1,198.00)	36.81266
04/06/2006	(200.00)	36.74885
04/10/2006	(2,900.00)	36.65287
04/12/2006	(2,700.00)	36.48828
04/13/2006	(1,100.00)	36.45247

Mercury Targeted Securities Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
03/23/2006	(240.00)	36.8776
03/24/2006	(671.00)	36.9066
03/27/2006	(926.00)	36.7793
03/27/2006	(894.00)	36.6789
03/27/2006	(1,527.00)	36.6789
03/28/2006	(2,918.00)	36.8345
03/29/2006	(1,635.00)	36.6885
04/03/2006	(12,271.00)	36.8989
04/04/2006	(10,226.00)	36.7489
04/05/2006	(20,452.00)	36.8127
04/06/2006	(2,524.00)	36.7489
04/10/2006	(2,000.00)	36.6529
04/11/2006	(2,493.00)	36.4789
04/19/2006	(15,500.00)	36.4489
04/20/2006	(18,325.00)	36.7492
04/21/2006	(7,650.00)	36.8477

(1)  All purchases/sales were effected through open market or privately negotiated transactions.

(2)  Inclusive of brokerage commissions.